Exhibit 99.94

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF FOURTH QUARTER AND YEAR END
2010 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO—(Marketwire — February 25, 2011) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that it expects to issue its fourth quarter 2010 results following the market close on Wednesday, March 9, 2011. The Company will then host a conference call on Thursday, March 10, 2011 at 11:00 am EST to discuss its operating and financial performance during the fourth quarter and full year 2010. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast with the webcast being available on the homepage of the Company’s website at www.lsgold.com.

Participant call-in: 416-340-2218 or 866-226-1793

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 3772882

Available until: 11:59 pm, March 24, 2011

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s mill (also located in Timmins), which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large and prospective land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations
(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com